UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

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Date of Report: December 3, 2019

Commission file number 001-36028

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ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

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Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION IN THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF ARDMORE SHIPPING CORPORATION:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

•	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018; and

•	Registration Statement on Form F-3 (Registration No. 333-233540) filed with the U.S. Securities and Exchange Commission on August 30, 2019.

Item 1—Information Contained in this Form 6-K Report

Change in Independent Registered Public Accounting Firm

On December 3, 2019, the Audit Committee (the “Audit Committee”) of the Board of Directors of Ardmore Shipping Corporation (the “Company”) approved the engagement of Deloitte & Touche LLP (“Deloitte”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, effective immediately. Concurrently, the Audit Committee approved the resignation of Ernst & Young (“EY”) from serving as the Company’s independent registered public accounting firm, effective immediately.

EY’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through December 3, 2019, there were (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Form 20-F), between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to EY's satisfaction, would have caused EY to make reference thereto in its reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except for the material weakness in the Company's internal control over financial reporting related to the classification of the net gains and losses on disposal of vessels in the Company’s consolidated statement of operations, previously reported in the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2018 filed on August 2, 2019. The Audit Committee has discussed all matters with EY, and the Company has authorized EY to respond fully to any inquiries concerning such matters made by Deloitte.

The Company provided EY with a copy of this Report on Form 6-K, and requested that EY furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the disclosure contained in this Report. The Company has received the requested letter from EY and a copy of such letter is filed as Exhibit 16.1 to this Report.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through December 3, 2019, neither the Company nor anyone acting on its behalf consulted with Deloitte regarding any of the matters described in Items 16F(a)(2)(i) and (ii) of Form 20-F.

Item 6—Exhibits

The following exhibit is filed as part of this Report:

16.1	Letter of Ernst & Young, dated December 3, 2019, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: December 3, 2019	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary